August 16, 2019

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Amendment No. 7 to
           Preliminary Proxy Statement on Schedule 14A
           Filed August 2, 2019
           File No. 001-34591

Dear Mr. Wu:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A Amended August 2, 2019

Approval of Amendment to Articles of Incorporation, page 11

1. Please tell us the maturity date of the Note mentioned in footnote (1) to your table in this section. If the Note is in default, provide us your calculations showing the number of shares you may be required to issue to the lender if the the lender obtains a judgment in its favor. Also, given the provision in the Note which says "Lender also agrees not to redeem more than the Minimum Redemption Amount in any thirty-day period following the
      Redemption Start Date in which the Redemption Conversion Price is less than the
      Conversion Floor Price," it appears that the conversion price could be lower than the
      $2.00 that you disclose in this section; if so, please clarify your proxy statement disclosure about the conversion price.
 Jianhua Wu
FirstName LastNameJianhua Wu
Sharing Economy International Inc.
Comapany NameSharing Economy International Inc.
August 16, 2019
Page 2
August 16, 2019 Page 2
FirstName LastName
      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Electronics
and Machinery
cc:      Thomas E. Puzzo